November 13, 2012

ZaZa France SAS

and

Vermilion REP SAS

SHARE PURCHASE AGREEMENT

relating to the sale of the shares of ZaZa Energy France SAS

SHARE PURCHASE AGREEMENT

Between:

(1)      ZaZa France SAS, a « société par actions simplifiée  » incorporated under the laws of France with a share capital of €4,620,000,  having its head office at 5 rue Scribe, 75009 Paris, France, registered under number 408 559 136 RCS Paris, duly represented for the purpose hereof by its President,  Mr.  Tony Vermeire;

(the "Seller")

And

(2)      Vermilion REP SAS, a « société par actions simplifiée » incorporated under the laws of France with a share capital of €76,525,000 , having its head office Route de Pontenx, lieu dit «  Le Pioulas  », 40161 Parentis en Born,  registered under number 410 964 837 RCS Mont de Marsan,  duly represented for the purpose hereof by Mr. John Donovan, duly authorised;

(the "Purchaser")

(the Seller and the Purchaser being hereafter jointly referred to as the "Parties" and individually as a "Party")

Whereas:

(A)      The Seller owns 100% of the shares of ZaZa Energy France SAS, a « société par actions simplifiée  » incorporated under the laws of France with a share capital of €1,500,000,  having its head office at 5 rue Scribe, 75009 Paris, France and registered under number 391 727 450 RCS Paris (the "Company").

(B)      The Purchaser has expressed its interest in acquiring the Company and for such purposes has, together with accountants, lawyers, tax advisers, business consultants and other advisers, carried out certain due diligence consisting, inter alia, of reviewing and analyzing documents on the Company, discussing with the management of the Company, inspecting certain sites and, more generally, asking questions and carrying out investigations deemed necessary in relation to the businesses, the accounts, the financial, legal and other affairs of the Company.

(C)      The Purchaser wishes to acquire the Shares (as this term is defined below) and the Seller wishes to sell the Shares under the terms and conditions of this Agreement (the "Transaction").

IT IS AGREED AS FOLLOWS:

SECTION I – DEFINITIONS AND INTERPRETATIONS

Definitions

In this Agreement (including the above recitals), in addition to such terms as are defined elsewhere in this Agreement, the following terms have the meanings specified in this Article 1:

"Accounting Principles"	means the accounting principles set forth in Schedule 11.4;
"Accounts"

means the audited statutory accounts (balance sheet and profit and loss account) of the Company for the fiscal year ended 31 December 2011, the audited quarterly accounts of the Company for each of the two quarters ending, respectively, March 31, 2012 and June 30, 2012 and the unaudited quarterly accounts of the Company for the quarter ended September 30, 2012 attached hereto as Schedule 11.4(ii);

"Affiliate"	means an entity that, directly or indirectly through one or more intermediates, Controls, or is Controlled by, or is under joint Control with, the company specified;
"Agreement"	means this agreement and the Schedules;
"Articles"	means the articles of this Agreement;
"Assets"

means:

(a)            the right, title and interests of the Company in:

(i)            the Concessions, the Production Rights and all other rights and interests in the Concessions granted pursuant to the Mining Titles (subject to the terms and conditions of their grant);

(ii)            the Leases;

(iii)            the Interests and the Interests Documents;

(iv)            the Contracts, including any property held under the Contracts; and

(v)            the Information;

and

(b)            any other assets, rights, property and interests, however described, owned by the Company as at the Execution Date, except for the Paris Basin ORRI Agreement;

"Business"	means the business of the Company, being the business of exploring for, producing, processing, marketing, transporting and selling hydrocarbons in France;
"Business Day"	means any day, except Saturday, Sunday or any day on which banks are generally not open for business in France;
"Cash Advance"	has the meaning set forth in Article 6.4;
"Claim"	means any claim made by a Party against the other Party in respect of any breach of, or right of indemnification under, this Agreement;
"Claiming Party"	has the meaning set forth in Article 13.1;
"Closing"	means the completion of the sale and purchase of the Shares pursuant to this Agreement;
"Closing Date"	means the date on which Closing shall take place in accordance with Article 8.1;
"Closing Payment"	has the meaning set forth in Article 4.2;
"Closing Statement"	means the statement to be prepared in accordance with Schedule 4.2;
"Code"	means the U.S. Internal Revenue Code of 1986, as amended;
"Common Conditions Precedent"	has the meaning set forth in Article 5.1;
"Company"	has the meaning set forth in the recitals of this Agreement;
"Concession of Charmottes"

means the hydrocarbon concession of Charmottes, owned by the Company pursuant to the Decree dated October 19, 1998 (JO N° 247 of October 24, 1998, p. 16131), granting the Concession of Charmottes to Madison Chart Energy;

"Concessions"	means the hydrocarbons concessions of Charmottes, Châteaurenard and Saint-Firmin-des-bois, owned by the Company pursuant to the Mining Titles;
"Conditions Precedent"	has the meaning set forth in Article 5.3;
"Contracts"	means any and all contracts listed in Schedule 11.5(d);
"Control", "Controlled" or "Controls"	means the control as defined by paragraphs I and II of article L. 233-3 of the French Code of Commerce (to the exclusion of paragraph III);
"Damages"

means direct damages (dommages directs) or losses (pertes) (excluding any damages or losses which are unforeseen, contingent, indirect,  incidental or consequential (dommage imprévisible ou indirect)  but including penalties, fines, costs, and expenses (including reasonable legal and other professional fees and expenses in connection with any action, suit or proceeding, on a full indemnity basis);

"Data Room"	has the meaning set forth in Article 16;
"Draft Closing Statement"	has the meaning set forth in article 2.1 of Schedule 4.2;
"Effective Time"	means October 1, 2012 at 12:01 a.m. at the location of the Company;
"Employee Benefit Plans"	has the meaning set forth in Article 11.13(b);
"Encumbrance"	means any "nantissement", "gage" or any other real or personal right (droit réel ou personnel) restricting the ownership of the relevant asset;
"Expert Accountant"

means a firm of statutory auditors (commissaires aux comptes) of international standing to be agreed by the Seller and the Purchaser within five (5) Business Days of a notice by one to the other requiring such agreement or, failing such agreement, to be appointed on the application of either of them by the President of the Tribunal de Commerce of Paris;

"Extraordinary Dividend"

means the extraordinary dividend which may be paid, subject to the consent of the Required Noteholders, prior to the Closing Date, by the Company to the Seller by way of set off against the amounts due under the Intragroup Receivables in an amount equal to the Intragroup Receivables;

"Fixed Assets"	means the tangible fixed assets set out in Schedule 11.7;
"General and Administrative Expenses"	means the amounts recorded in the Company's books of account under the account code categories set forth in Schedule 4.2(a);
"General and Administrative Expenses Adjustment"	has the meaning set forth in Article 4.2(a);
"Governmental Approval"

means, in accordance with Article 43 of the French Decree no 2006-648 dated June 2, 2006:

(a)      the written confirmation from the relevant Governmental Authority that the transfer of the Control of the Company, pursuant to the Agreement, is not incompatible with the preservation of the Mining Titles; or

(b)      the expiry of two months from the date on which the Government Notification was received by the relevant Government Authority, provided that during such two-month period, the relevant Governmental Authority has neither raised any objection nor requested a further extension of two months to consider the request; or

(c)      if the relevant Governmental Authority has given notice of its decision to extend such two-month period for an additional two months, the expiry of a period of four months from the date on which the Government Notification was received by the relevant Government Authority, provided that the relevant Governmental Authority has not raised any objection to the request;

"Governmental Authority"

means any government, subdivision, court, administrative agency, commission, official or other authority or independent administrative authority (autorité administrative indépendante) of France or any other country or any state, province, prefect, municipality, locality or other government or political subdivision thereof, or any quasi-governmental or private body exercising any administrative, executive, judicial, legislative, police, regulatory, taxing, importing or other governmental or quasi-governmental authority;

"Hess Oil France"	means Hess Oil France S.A.S.;
"Hess Agreements"

means the agreements executed between Hess Oil France or its Affiliates and the Company or its Affiliates, including the agreements entered into on July 25, 2012 between, inter alia, the Company and Hess Oil France which are listed in Schedule 9.3;

"Hydrocarbons"	means all hydrocarbons, including crude oil, natural gas, condensate, natural gas liquids and other liquid or gaseous hydrocarbons;
"Indemnifying Party"	has the meaning set forth in Article 13.1;
"Information"

means all information to the extent relating to the Shares, the Company, the Business, the Assets and the Operations made available to the Purchaser by the Seller or reasonably accessible by the Purchaser in any form or media at any time, including the Purchaser's due diligence investigations and review and any information in the public records, including:

(a)            all financial information and records;

(b)            all business and commercial information;

(c)            all other documents and other records; and

(d)      all geological, geophysical or technical information relating to the presence, absence or extent of hydrocarbon deposits in the area of the Mining Titles that has been obtained from the exploration and prospecting for or production of hydrocarbons within the Mining Titles, including the books, records, seismic and interpretive data, notes, drawings and maps, to the extent relating to the Shares, the Company, the Business, the Assets or the Operations and which is, in the case of information (other than information in the public records), in the custody or under the control of the Seller or the Company;

"Interests"

means any and all rights, title, interests, benefits, obligations and liabilities of the Company pertaining to and/or in connection with the Concessions, the Leases, the Fixed Assets, the Wells and the associated Hydrocarbons;

"Interests Documents"

means documents owned by Company and agreements or other instruments to which Company is a party to the extent related to the Concessions, the Leases, the Fixed Assets, the Wells and the associated Hydrocarbons, including:

all contracts, agreements and documents relating to the Interests or any operations relating thereto or any rights in relation to them, including all operating agreements, joint venture agreements and the Contracts, but excluding any Intragroup Contracts;

all subsisting rights to enter upon, use or occupy the surface of any of the Concessions, of any lands upon which any of the Fixed Assets are situated or of any lands to be traversed in order to gain access to any of the Concessions or the Fixed Assets, including all fee and leasehold interests, easements and rights of way;

all permits relating to the Concessions or the Fixed Assets, including all well, pipeline and other permits, licenses and Regulatory Approvals;

all filings made with Governmental Authorities, well files and agreements, all of which relate directly to the Concessions, the Fixed Assets or any Well;

all financial, well, land, operation, geological and production files, including all seismic and data relating to the Concessions and the Fixed Assets (including all seismic data, logs, pressure data, engineering studies whether completed or in progress, along with any area development work programs and technical evaluations and mapping); all logs, leases, agreements and other title documents and contracts, all contracts including gas purchase contracts and operating agreements which are related to the Interests; and

all documents including collective labor agreements, programs, policies and practices related to employment terms and conditions in effect in the Company as well as all individual employee files and contracts and generally all files associated with employment (e.g., Registre Unique du Personnel);

"Intragroup Contracts"

means any agreement between Company and any member of the Seller's Group for the provision of goods or services, the sharing of costs or facilities, the payment of funds, the advancing or borrowing of money or any other matter, the list of which is set out in Schedule 6.4(b);

"Intragroup Receivables"	means the receivables held by the Company against the Seller and its Affiliates under existing intragroup loans set out in Schedule 6.4(b) (excluding the Cash Advance);
"Law"

means all constitutions, treaties, laws (including principles of common law and equity), statutes, codes, ordinances, orders, decrees, rules, regulations and municipal by-laws, whether domestic, foreign or international, any and all judgments, orders, writs, injunctions, decisions, rulings, decrees and awards of any authority or Governmental  Authority, and any policies of any Governmental  Authority;

"Leakage"

means any of the following which occurs between the Effective Time and Closing:

(a)      any dividend or distribution approved, paid or made by the Company to any member of the Seller's Group;

(b)            any payment made (including management fees), future benefits granted, assets transferred or surrendered, or liabilities assumed, indemnified or incurred by the Company for the benefit of any member of the Seller's Group (including any payment or accrual of interest and any professional advisors' fees or costs relating to the Transaction);

(c)            any payment made by the Company to any member of the Seller's Group, including any payment in respect of any loan or share capital or other securities of the Company being redeemed, purchased or repaid, or any other return of capital;

(d)            the waiver by the Company of any amount owed to the Company by the Seller's Group;

(e)            the agreement or undertaking by the Company to do any of the matters set out in (a) to (d) above,

(f)            any Tax due by the Company resulting from Permitted Leakage or Leakage; or

(g)    any expenditure by the Company after the Effective Time on any permits other than the Concessions;

but, with respect to the items set out in (a) to (e) above (inclusive), excluding any Permitted Leakage;

"Leases"	has the meaning set forth in Article 11.6(b);
"Leakage Adjustment"	has the meaning set forth in Article 4.2(b);
"Liabilities"

means any and all liabilities and obligations under Law, whether tortious, contractual, statutory or otherwise, whether absolute or contingent, and whether based upon fault, strict liability or otherwise;

"Major Decisions"	means those decisions for which a consent of the Purchaser is required pursuant to Article 6.2;
"Material Adverse Change"

means:

(a)      any damage to or adverse change in the Assets or any of them that, either alone or in combination with any other damage or change, results in the value of the Assets as a whole being reduced or diminished by more than $4,000,000,  or

(b)      any decision or change in Law (including any change in mining or environmental regulations) that prohibits the operation of one or more of the Concessions or which would negatively affect the economic value of the Concession for an amount greater than $4,000,000;

but "Material Adverse Change" specifically does not include any reduction or diminution of the value of the Assets or the Company resulting from 1) any macro-economic developments, including commodity price volatility affecting the oil and gas industry generally, including the French oil and gas industry; or 2) any reservoir depletion;

"Mining Titles"

means:

(a)            the Decree dated October 19, 1998 (JO N° 247 of October 24, 1998, p. 16131), granting the Concession of Charmottes to Madison Chart Energy,

(b)            the Decree dated February 1st, 2011 (JORF N° 0028 of February 3, 2011, p. 2166), granting the Concession of Châteaurenard to Toreador Energy France SCS, and

(c)            the Decree dated February 1st, 2011 (JORF N° 0028 of February 3, 2011, p. 2166), granting the Concession of Saint-Firmin-des-Bois to Toreador Energy France SCS;

"Non-Party Affiliates"	has the meaning set forth in Article 24;
"Non-Party Individuals"	has the meaning set forth in Article 24;
"Obsolete Inventory"	means the inventory set out and described on Schedule 4.2(d);
"Obsolete Inventory Adjustment"	has the meaning set forth in Article 4.2(d);
"Operations"	means all of the activities and operations of or carried out by Company or on behalf of Company in respect of the Business, the Company and the Assets;
"Organizational Documents"

means, with respect to any company (société) or other incorporated entity, the memorandum and articles of association (statuts), charter or similar constitutive document of such company or other incorporated entity, as filed with the relevant commercial registry, company registrar or other governmental authority, as the same may be amended, supplemented or otherwise modified from time to time;

"Paris Basin ORRI Agreement"	means that certain overriding royalty interest agreement between Hess Oil France and the Company dated October 1, 2012;
"Party" or "Parties"	has the meaning set forth in the recitals of this Agreement;
"Payment Account Details"

means, in relation to any payment to be made under or pursuant to this Agreement, the name, account number, sort code, account location and other details specified by the payee and necessary to effect payment to the payee;

"Permitted Leakage"	means: (a) the Extraordinary Dividend; and (b) the 5% management fee paid in accordance with that certain services agreement dated January 31, 2000 entered into between the Seller and the Company;
"Production Rights"	means the ownership or the right to benefit from the hydrocarbons production of the Concessions;
"Pre-Closing Notice"	has the meaning set forth in Article 7;
"Purchase Price"	has the meaning set forth in Article 4.1;
"Purchaser's Conditions Precedent"	has the meaning set forth in Article 5.3;
"RDCM"	means the redevance départementale et communale des mines to be paid pursuant to articles 1519 and 1587 to 1589 of the French Tax Code;
"Redevance Proportionnelle"

means the royalty payable to any Governmental  Authority pursuant to the ownership of the Interests and based upon the value of crude produced at the point where it leaves the field, and at a rate which varies based upon amount of production;.

"Regulatory Approvals"	has the meaning set forth in Article 11.11(a);
"Required Noteholders"

has the meaning ascribed to this term in that certain Securities Purchase Agreement entered into by ZaZa Energy Corporation and MSD ZEC Investments, LLC, Talara Master Fund, LTD, Senator Sidecar Master Fund LP, Blackwell Partners, LLC, O-Cap Offshore Master Fund, L.P., Permal Talara LTD, O-Cap Partners, L.P., Winmill Investments LLC, Capital Ventures International, dated February 21, 2012;

"Royalty"	means any royalty, including RDCM and Redevance Proportionnelle, payable in respect of the Assets, excluding, for the avoidance of doubt, the royalty under the Paris Basin ORRI Agreement;
"Schedules"	means the schedules to this Agreement;
"Seller's Conditions Precedent"	has the meaning set forth in Article 5.2;
"Seller's Group"	means the Seller and its Affiliates (other than the Company), and its and their respective directors, officers and employees;
"Shares"	means the 686,160 shares making up the share capital of the Company;
"Tax"

means all taxes, whether direct or indirect, and whether levied by reference to income, profits, gains, net wealth, asset values, turnover, added value or other reference and statutory, governmental, local or municipal imposition, duties, contributions, rates and levies, whenever and wherever imposed (whether imposed by way of a withholding or deduction for or on account of tax otherwise), and in respect of any person, and all penalties, charges, costs and interest relating thereto;

"Third Party"	means any person other than the Seller and the Purchaser;
"Transaction"	has the meaning set forth in the recitals of this Agreement;
"Wells"	means all wells located on the Concessions, including oil wells, gas wells, injection wells, disposal wells and water wells and well licences; and
"Working Capital Adjustment"	has the meaning set forth in Article 4.2(c).
"ZaZa Parent Guarantee"	means the parent guarantee to be issued by ZaZa Energy Corporation on the Closing Date, substantially in the form set forth in Schedule 8.2(b)(vi).

Principles of construction

In this Agreement unless otherwise specified:

references to Articles, paragraphs and Schedules are to articles and paragraphs of, and schedules to, this Agreement;

references to an "entity" shall be construed so as to include any entity, wherever and however incorporated or established;

references to a "person" shall be construed so as to include any individual, firm, company, government, state or agency of a state or any undertaking, joint venture, association or partnership (whether or not they have separate legal personality);

references to any French legal term for any action, remedy, method of judicial proceedings, legal document, legal status, court, official, or any legal concept or thing shall in respect of any jurisdiction other than France be deemed to include what most nearly approximates in that jurisdiction to the French legal term;

the words "hereof",  "herein" and similar words shall be construed as references to this Agreement as a whole and not just the particular Article or paragraph in which the reference appears;

the word "including" means "including, but not limited to" and other forms of the word "include" are to be interpreted similarly;

references to "dollars" or "$" refer to the lawful currency of the United States of America, and all payments and receipts will be made and recorded in United States currency; and

all determinations of an accounting nature that are required to be made with respect to the Company shall be made in a manner consistent with the Accounting Principles.

The Schedules form part of this Agreement and shall have the same force and effect as if expressly set out in the body of this Agreement and any reference to this Agreement shall include the Schedules.

The meanings of the defined terms are applicable to both the singular and the plural forms thereof.

The headings used in this Agreement and the Schedules thereto have been adopted by the Parties for ease of reference only and the Parties declare that these headings are not to be comprised in this Agreement and shall not in any event influence the meaning or interpretation of this Agreement.

When calculating the period of time within which, or following which, any act is to be done or step taken, the rules described in articles 640 to 642 of the French Code of Civil Procedure shall be applied.

Unless the context otherwise requires, any reference to a statutory provision shall include such provision as it exists and is construed as of the date of this Agreement.

SECTION II – SALE AND PURCHASE

Sale and purchase of the Shares

Upon the terms and subject to the Conditions Precedent set forth in Article 5 of this Agreement, the Seller agrees to sell to the Purchaser, and the Purchaser agrees to purchase from the Seller,  all of the Shares with all rights attached or accruing to them at Closing.

Except as otherwise expressly provided in this Agreement, all income and expenses of the Company receivable or incurred prior to the Effective Time (as well as Taxes related thereto) are for the account of the Seller and all income and expenses of the Company from and after the Effective Time (as well as Taxes related thereto) are for the account of the Purchaser.

The Parties agree that the transfer of ownership of the Shares shall occur on the Closing Date, subject to Closing.

The Parties shall notify the transfer of ownership of the Shares to the Company on the Closing Date in order to enable the Company to proceed with the registration of such transfer of ownership in the share transfer register (registre des mouvements de titres) and shareholders' accounts (comptes d'actionnaires) on the Closing Date.

Purchase Price of the Shares, Leakage and repayment of Existing Indebtedness

Purchase Price of the Shares

The aggregate purchase price for the sale of all the Shares (the "Purchase Price") shall be $85,800,000.00. The Purchase Price shall be final and binding on the Parties and shall not be subject to any adjustment whatsoever, except as expressly provided for in Articles 9.4 and 12.6.

Closing Payment

The closing payment ("Closing Payment") shall be the Purchase Price as:

decreased by the amount of the General and Administrative Expenses incurred by the Company from the Effective Time until the Closing Date (inclusive) (the "General and Administrative Expenses Adjustment");

decreased by the net amount of any Leakage (the "Leakage Adjustment");

increased or decreased, as the case may be, by the net of those current assets and current liabilities (as reduced by the amount of Obsolete Inventory) reflected in Schedule 4.2(c), as of 11:59 p.m. on September 30, 2012, which estimates are as set forth in Schedule 4.2(c) (the "Working Capital Adjustment"), as converted from Euros into dollars at the exchange rate of September 30, 2012 (i.e., 1.2855 dollars per Euro);

increased by the after-tax value of the net sale price, if any, received by the Company as consideration for the sale of Obsolete Inventory sold by the Company between the date of this Agreement and the day before the Closing Date, plus an amount equal to the product of the book value of any Obsolete Inventory not sold prior to the Closing Date multiplied by the prevailing corporate tax rate applicable to the Company on the Closing Date (collectively, the "Obsolete Inventory Adjustment");

increased by the sum of €1,800 per day from the Effective Time until the Closing Date; and

decreased by the sum of $3,000,000 for fixed assets upgrades.

The General and Administrative Expenses Adjustment, the Leakage Adjustment, the Working Capital Adjustment and the Obsolete Inventory Adjustment will be estimated for Closing in accordance with Article 7 and finally determined in accordance with the provisions of Schedule 4.2.

Conditions precedent

Common Conditions Precedent

The obligation of the Purchaser to purchase the Shares and of the Seller to sell the Shares is subject to obtaining (a)  the Governmental Approval in respect of the transfer of the Shares to the Purchaser and (b) the consent of Hess Oil France, in form and content reasonably satisfactory to the Purchaser, in respect of the Transaction and the transfer of the Company's right under the Paris Basin ORRI Agreement (the "Common Conditions Precedent").

The Common Conditions Precedent are provided for the benefit of both the Purchaser and the Seller and may be waived only by mutual agreement of the Purchaser and the Seller.

Seller's Conditions Precedent

In addition to the Common Conditions Precedent set forth above, the obligation of the Seller to sell the Shares is subject to:

obtaining of the approval of the Required Noteholders to complete the payment of the Extraordinary Dividend;

certification of interim financial statements of the Company as of September 30, 2012 to effect the payment of the Extraordinary Dividend;

obtaining an opinion of counsel stating that the Transaction will not cause the recipient of ZaZa Energy Corporation common stock, in association with the merger between Toreador Resources Corporation,  ZaZa Energy, LLC, ZaZa Energy Corporation, and Thor Merger Sub Corporation, to fail to qualify either as a reorganization under Section 368(a) of the Code or as a non-recognition transaction under Section 351 of the Code;

the representations and warranties of the Purchaser as set forth in this Agreement remaining true and accurate in all material respects on the date hereof and the Closing Date;

the Purchaser not having breached any material provisions of this Agreement; and

the Purchaser having provided the Seller with an officer's certificate confirming the matters set out in paragraphs (d)  and (e)  above at Closing;

(collectively, the "Seller's Condition Precedent").

The Seller's  Conditions Precedent are provided for the benefit of the Seller and may be waived by the Seller.

Purchaser's Conditions Precedent

In addition to the Common Conditions Precedent set forth above, the obligation of the Purchaser to purchase the Shares is subject to:

no Material Adverse Change having occurred prior to Closing;

the representations and warranties of the Seller as set forth in this Agreement remaining true and accurate in all material respects on the date hereof and the Closing Date;

the Seller not having breached any material provisions of this Agreement; and

the Seller having provided the Purchaser with an officer's certificate confirming the matters set out in paragraphs (a),  (b) and (c) above at Closing;

(the "Purchaser's Conditions Precedent", and together with the Common Conditions Precedent and the Seller's Conditions Precedent, the "Conditions Precedent") (conditions suspensives).

The Purchaser's  Conditions Precedent are provided for the benefit of the Purchaser and may be waived by the Purchaser.

Satisfaction of Conditions

The Parties shall work cooperatively and each use all reasonable commercial efforts to obtain satisfaction of the Conditions Precedent and the undertakings specified in this Article 5 as soon as reasonably practicable following the signing of this Agreement.  Each Party shall keep the other Party informed of progress in fulfilling the Conditions Precedent and the undertakings in this Article 5 and shall notify the other Party as soon as reasonably practicable upon satisfaction of each Condition Precedent or if any Condition Precedent becomes incapable of satisfaction.

The Conditions Precedent shall not have any retroactive effect and, upon the occurrence of Closing, shall be deemed to have been satisfied or waived.

Pre-Closing covenants

French Governmental Approval

The Seller has submitted the government notification seeking Governmental Approval in respect of the Transaction and the transfer of the ORRI Agreement to a member of the Seller's Group.  The Seller and the Purchaser shall reasonably cooperate with each other to submit to the relevant Governmental Authority all documentation as may be required in order to seek Governmental Approval,  including (if required by the applicable Governmental Authority) a copy of this Agreement (or a French translation or French summary thereof). If there is no Governmental Approval pursuant to such governmental notification,  the Parties shall cooperate reasonably to obtain the Governmental Approval, which may include re-submitting a request for Governmental Approval.

Operation of business

During the period from the date of this Agreement to the Closing Date,  the Seller will ensure that the Company carries on its activities in the ordinary course of business (en bon père de famille). More specifically, except as (i) contemplated elsewhere in this Agreement, (ii) required to consummate the transactions contemplated hereunder, or (iii) consented to in writing by the Purchaser (such agreement not to be unreasonably withheld, conditioned or delayed), the Seller will not permit the Company to:

amend its articles of association;

acquire or transfer, by merger, purchase or sale of shares or assets (excluding the sale of Obsolete Inventory), any (i) material interest in a company (excluding investments made solely for cash management purposes), or (ii) any on-going business (fonds de commerce), except in accordance with the operations provided by the Hess Agreements;

alter its share capital or declare, make or pay any dividend, except payment of the Extraordinary Dividend;

issue or sell (or agree to issue or sell) any of its shares or any options, warrants, or other rights to purchase any such shares or any securities convertible into or exchangeable for such shares;

declare, pay or incur any Leakage (except Permitted Leakage);

increase the remuneration of any employee, or provide any employee with any new benefits, except as required by the applicable collective agreement or to the extent consistent with Company's past practices and existing policies; or

enter into any commitments to take any of the actions prohibited by any of the foregoing paragraphs of this Article 6.2.

Any notices of Major Decisions shall be submitted to the Purchaser. The Purchaser shall within ten (10)  Business Days from receipt of a notice of a Major Decision submit its approval or disapproval to the Seller. If such approval or disapproval is not received within the above-mentioned period of time, the decision shall be deemed to have been consented to in writing by the Purchaser for the purposes of this Article 6.2.

Maintenance of Assets

Except to the extent that it may be prohibited from doing so by the terms of the Interests Documents (in which event it shall so notify the Purchaser as soon as reasonably practicable), between the date of this Agreement and the Closing Date, the Seller shall continue to use reasonable endeavors to procure that the Company:

does all things reasonably requested of it to facilitate and assist the Purchaser in being informed in respect of the Company and the Assets, including:

provides the Purchaser and its representative agents and advisors with access to the Information and the Assets during normal business hours, allows the Purchaser or its advisers to take copies of the Information, and furnish to the Purchaser all such other Information as the Purchaser may reasonably request;

uses all reasonable commercial efforts to disclose or cause to be disclosed to the Purchaser all of the Information which the Seller shall deem, acting reasonably, to be material to the Shares, the Assets, the Company and the Operations; and

ensures that all information contained in the Company's written responses to the Purchaser's written requests for information is, to the best of the Seller's knowledge, accurate and complete in all material respects;

informs and consults with the Purchaser on all material matters relating to the Operations and the Assets and, in particular, consults and seeks approval from the Purchaser (such consent not to be unreasonably withheld) before it:

approves any new or varied program and budget relating to Operations,  including any drilling operations which were not identified in an approved work program and budget, a copy of which has been disclosed in writing to the Purchaser prior to the date of this Agreement; or

approves any matter (including capital expenditures (other than the abandonment of Ichy and La Garenne wells in accordance with the approved authorities for expenditure), dividends and other distributions (other than the Extraordinary Dividend), debt payments and any non-arm's length payments) which does not form part of the approved budget or which varies from the approved budget by an amount in excess of $100,000, or its equivalent in Euros, in the aggregate;

refrains from disposing of any of the Assets, or any interest therein or in respect thereof (other than in the case of disposals of unnecessary inventory or equipment in the ordinary course of business or dedicated Hydrocarbons sold under the Company's  Contrat De Fourniture De Pétrole Brut Du Bassin Parisien, dated 26 December 1996, as amended) without the prior written consent of the Purchaser;

refrains from creating any Encumbrance over the Assets or the Company without the prior written consent of the Purchaser;

meets all cash calls and pays all monies when due under the Contracts;

refrains from, without the prior written consent of the Purchaser:

surrendering or relinquishing all or any part of the Assets;

executing any instrument materially amending, waiving or cancelling any provision of the Interests Documents or terminating any of the Interests Documents;

seeking to vary, or consent to the variance of, any of the terms or conditions of any of the Concessions or Regulatory Approvals; or

seeking to vary in any material respect, or consent to any material change to, any of the terms or conditions of the application for the renewal of the Concession of Charmottes;

operates the Assets in a manner consistent with maintaining the Assets in good standing; and

informs the Purchaser of all material developments in relation to the Assets, including any event or development particular to the Assets or any of them that may reasonably be expected to result in a material adverse effect, or that may reasonably be expected to have a material adverse effect, on the value of the Assets or any of them.

For the avoidance of doubt, nothing in this Article 6.3 shall prevent the Company from selling any Obsolete Inventory.

If any Information requested by the Purchaser or any Information otherwise to be disclosed to the Purchaser cannot be disclosed because of confidentiality restrictions to which the Seller or the Company is subject, the Seller shall use all reasonable efforts or shall procure that the Company uses all reasonable efforts to obtain the consent or consents of all Third Parties in order to make the disclosures requested or contemplated. Any of the above contemplated decisions shall be submitted to the Purchaser. The Purchaser shall within five (5)  Business Days from receipt of any such notice submit its approval or disapproval to the Seller. If such approval or disapproval is not received by the Seller within the above-mentioned period of time, the decision shall be deemed to have been consented to in writing by the Purchaser for the purposes of this Article 6.3.

Settlement of the Intragroup Receivables and Payment of the Extraordinary Dividend

On or prior to the Closing Date,  subject to the consent of the Required Noteholders,  the Seller shall cause the Company to settle the Intragroup Receivables by way of the following operations:

The Company shall transfer to the Seller, at the Seller's sole cost, all its rights and obligations under the Intragroup Receivables against the Seller's  Affiliates (excluding, for the avoidance of doubt, the Seller) for a transfer value equal to the amount due by the Seller's  Affiliates. As a result of these transfers of receivables, the Company (i) shall have a receivable against the Seller in an amount of the Intragroup Receivables and (ii) shall have no further claim against the Seller's  Affiliates (excluding, for the avoidance of doubt, the Seller) under the Intragroup Receivables.

Subsequently to the transfer of the Intragroup Receivables described in the previous paragraph, the Company shall declare and pay the Extraordinary Dividend by way of set off against the receivable created pursuant to Article 6.4(a)(i).

Without limiting the generality of the foregoing, prior to the Closing, the Seller shall have repaid, settled or otherwise satisfied and extinguished all Intragroup Receivables and have satisfied, terminated or otherwise amended to remove the Company as a party to any and all Intragroup Contracts, including those disclosed in Schedule 6.4(b), in each case without any continuing Liabilities on behalf of the Company to any member of Seller's Group or any other person.

By exception to the foregoing, it is expressly agreed that: (i) the cash advance in the amount of €3,756,172, as set forth in Schedule 6.4(b), (the "Cash Advance") shall be repaid on the Closing Date, by way of a direction to pay (indication de paiement) from the Seller to the Purchaser directing the Purchaser to pay to the Company the amount of the Cash Advance and to deduct such amount from the Closing Payment, (ii) upon the occurrence of the Closing, the Cash Advance shall be repaid and the Seller shall therefore be released and discharged from any obligation to pay the amount of the Cash Advance to the Company, and (iii) for the avoidance of doubt, such direction to pay will be executed in accordance with Article 1277 of the French Civil Code and, therefore, shall in no circumstances be interpreted as a novation of the obligation of the Seller to repay the Cash Advance.

Notwithstanding that the Purchaser is acquiring the Shares as of the Effective Time, the Seller shall bear all costs, risks and Liabilities arising in respect of the Intragroup Receivables, the Extraordinary Dividend, the Intragroup Contracts and any other transactions or agreements by and among Company and any member of the Seller's Group.

Transfer of the Hess Royalty Agreement

On or prior to Closing, the Company,  a member of the Seller's Group and Hess Oil France shall enter into an amendment to the Paris Basin ORRI Agreement in order to transfer all rights and obligations of the Company thereunder to a member of the Seller's Group. In consideration for this transfer, the member of the Seller's Group shall pay to the Company an amount equal to $1.00.

Tax Filings

If Closing does not occur on or prior to January 31, 2013, the Seller will cause the Company to prepare all required Tax filings of the Company for the 2012 taxation year.  The Seller will provide the Purchaser with draft copies of all such filings, together with relevant accompanying schedules and supporting documents and records, for approval on or before February 28, 2013 and shall not make any Tax filings in respect of the Company between the date of this Agreement and the Closing Date without the consent in writing of the Purchaser (such agreement not to be unreasonably withheld, conditioned or delayed); provided, however, that if the consent has not been received by the Seller within thirty (30) days from receipt of such documents by the Purchaser, the Purchaser shall be deemed to have consented to such Tax filing.  The obligations of the Seller under this Article 6.6 shall terminate upon the Closing.

Mutual Covenants

Subject to the terms and conditions herein provided, each of the Parties agrees to use its commercially reasonable best efforts to take or cause to be taken all necessary actions in accordance with applicable law to ensure that the conditions, undertakings and covenants set forth herein are satisfied or complied with and to perform, in the most expeditious manner possible, the Transaction.

Pre-Closing Notice

Not later than five  (5)  Business Days prior to the Closing Date, the Seller shall deliver to the Purchaser an interim statement calculating the Closing Payment in the form attached hereto as Schedule 7 (the "Pre-Closing Notice") and, where actual amounts are unavailable, setting forth the Seller's good faith estimates of the such adjustment amounts after giving effect to the adjustment provisions in Article 4.2, together with all information reasonably necessary for the Purchaser to understand and confirm the amounts and calculations contained therein.    If the Purchaser disputes the estimated Closing Payment set out in the Pre-Closing Notice, it shall promptly (and in any event not less than two  (2)  Business Days prior to the Closing Date) notify the Seller of the items in dispute.  The Seller and the Purchaser shall endeavour in good faith to agree upon the adjustment before the Closing Date and upon such agreement the Closing Payment to be paid in accordance with Article 8.2(a) shall be increased or decreased (as the case may be) in accordance therewith.    If the Seller and the Purchaser are unable to agree upon the appropriate adjustment, the Closing Payment to be paid in accordance with Article 8.2(a) shall be increased or decreased (as the case may be) based upon the undisputed portion of the Seller's estimate of the adjustment and the disputed portion shall be addressed in the finalization of the Closing Statement as provided in Schedule 4.2.  All amounts in the Pre-Closing Notice shall be expressed in dollars.  For the purpose of the Pre-Closing Notice, all amounts in Euros shall be translated into dollars at the spot exchange rate of US$1.2855 per Euro.

Closing

Date and place

Closing shall take place (i) at 10:00 a.m., at 1301 McKinney St., Suite 2850, Houston, Texas 77010, five (5) Business Days  after the date on which the Conditions Precedent set out in Article 5 are satisfied or deemed to be satisfied, or (ii) at such other place, time or date as may be agreed in writing between the Seller and the Purchaser (the "Closing Date").

If the Conditions Precedent are not satisfied or deemed to be satisfied at the latest at 11:59 p.m. (Houston, Texas time) on March 31, 2013, this Agreement shall lapse. In such event, the provisions of Articles 17,  22,  25 and 27 shall survive the termination or lapse of the Agreement and neither Party shall have any claim against any other Party under this Agreement save for any claim arising from a  breach of the undertakings in Articles 5.4 and 6.1.

Closing matters

At Closing, the Purchaser shall pay to the Seller the estimated Closing Payment as  set forth in the agreed Pre-Closing Notice, by wire transfer to the Seller's  account as specified in the Pre-Closing Notice, which shall be credited with value date on the Closing Date.

At Closing, the Seller shall:

deliver to the Purchaser three originals of the duly completed, executed and dated share transfer form (ordre de mouvement) and Cerfa form n°2759 in respect of the Shares in favor of the Purchaser, specifying that the transfer of ownership of the Shares shall occur on the Closing Date;

deliver to the Purchaser the share transfer register (registre des mouvements de titres) and shareholders' accounts (comptes d'actionnaires) of the Company;

deliver to the Purchaser the written resignation, with effect from the Closing Date, of and a release of the Company from, Seller from its office as chairman (président) of the Company;

deliver to the Purchaser appropriate evidence that a shareholders' meeting of the Company has been convened to be held on the Closing Date (but after the Closing), to resolve upon (i) the appointment of a new chairman (président)  of the Company, (ii) the change of corporate name of the Company, and (iii) any other item of agenda to be provided by the Purchaser at least fifteen (15) Business Days prior to the Closing Date,  it being agreed that the Seller will not be requested to participate or vote at such shareholders' meeting;

deliver to the Purchaser appropriate evidence that the Intragroup Contracts have been terminated; and

deliver to the Purchaser an executed copy of ZaZa Parent Guarantee.

All matters at Closing will be deemed to take place simultaneously, and no delivery of any document or the taking of any action required to be completed or taken at or in connection with the Closing will be deemed complete or taken until all documents required to be delivered and actions required to be taken pursuant to this Agreement at or in connection with the Closing have been delivered or taken, each of such actions and deliveries shall be deemed to have occurred as at the Closing Date.

Post-Closing obligations

Information access

The Purchaser agrees that it shall provide the Seller and its accountants and professional advisors, on request and after reasonable notice, with reasonable access during normal business hours to the Company's documents, records and personnel as the Seller may reasonably require for accounting, Tax and legal  (including in respect of the enforcement of any rights under this Agreement, among which claims for indemnification under this Agreement), regulatory and stock exchange purposes, in all cases in respect of the period prior to the Closing Date.

Subject to Article 6.6, if the Tax filings for the 2012 taxation year are not filed by the Company prior to Closing, the Purchaser will provide the Seller with draft copies of all proposed filings for the 2012 taxation year, together with relevant accompanying schedules and supporting documents and records, and shall not make any Tax filings in respect of the Company without the consent in writing of the Seller (such consent not to be unreasonably withheld, conditioned or delayed); provided, however, that if such consent has not been received by the Seller by the earlier of (i) thirty (30) days from receipt of such documents by the Seller, or (ii) the day prior to the applicable Tax filing deadline, the Seller shall be deemed to have consented to such Tax filing.

The Seller shall bear all costs associated with such access and may take copies of any relevant documents at its sole cost. The Seller's information access set out in this Article 9.1 shall expire on the date which is the later of (i) five (5) years after the Closing Date and (ii) the date on which all the Claims shall have been finally settled.

Name protection

As from the Closing Date, the Purchaser shall promptly procure that the Company ceases to use the "ZaZa" name and remove the "ZaZa" name from:

its corporate name (dénomination sociale) and/or trading name (nom commercial) and/or domain names; and

all business materials including letterheads, invoices, websites, e-mail addresses, stationery, advertising and marketing materials, all company vehicles, properties and signs, such changes to be effected and/or implemented as soon as reasonably practicable and in any event within thirty (30) days of the Closing Date;

provided that the Company and the Purchaser will be entitled to continue to use the "ZaZa" name to the extent reasonably required until the new name of the Company is recognized by all required Governmental Authorities and provided, further, that the Company and the Purchaser shall submit the required applications to register the new name and use all reasonable commercial efforts to change the name of the owner of the Mining Titles with the applicable Governmental Authorities.

Compliance by the Company with its obligations under the Hess Agreements

As from the Closing Date, the Purchaser shall procure that the Company does not take any action, or fail to take any commercially reasonable action, that has the direct effect of causing the Governmental Authority to refuse to approve the transfer of any Paris Basin Permits (as such term is defined in the Paris Basin Purchase and Sale Agreement executed on July 25, 2012 by and among Hess Oil France, the Company, the Seller and ZaZa International Holding LLC) to Hess Oil France.

Charmottes Renewal

The Parties acknowledge that the Concession of Charmottes, which has been granted to Madison Chart Energy by Decree dated October 19, 1998 (JO N° 247 of October 24, 1998, p. 16131) shall expire on October 24, 2013 and is currently in a renewal process with the Governmental Authority. In the event that the Concession of Charmottes is not renewed on or before March 31, 2014, the Seller shall, subject to the provisions of paragraph (b) below, repay to the Purchaser, as a reduction of the Purchase Price, an amount equal to $7,500,000. In the event of any such repayment, any reference to the Purchase Price (including for the purpose of Article 15.3) shall be a reference to the reduced amount of the Purchase Price.

The Purchaser shall use, and shall procure that the Company uses,  all commercially reasonable efforts to obtain the renewal of the Concession of Charmottes,  including submitting to the relevant Governmental Authority all documentation as is required in order to obtain such renewal. The Purchaser and the Company shall keep the Seller informed of the progress of the renewal application and shall promptly provide the Seller with copies of all notices, filings and communication with the Governmental Authority for the purposes of the renewal of the Concession of Charmottes.  In the event that the renewal of the Concession of Charmottes is expressly refused by the Governmental Authority on account of a negligent act or omission of the Company after Closing or of the Purchaser, no repayment of the Purchase Price will be due by the Seller.

In the event that the Concession of Charmottes is renewed after March 31, 2014 to the benefit of the Company, the Purchaser or any of the Purchaser's  Affiliates, the Purchaser shall repay to the Seller any amount paid under paragraph (a) above less all Third Party costs actually expended by the Company, the Purchaser and the Purchaser's  Affiliates (including reasonable fees and disbursements of legal counsel and professional advisors) in seeking the renewal of the Concession of Charmottes up to a maximum of $100,000.

Paris Basin ORRI Agreement

If the Governmental Approval to transfer the Company's rights and obligations in the Paris Basin ORRI Agreement to a member of the Seller's Group is not received prior to the Closing Date, the Purchaser will procure that the Company will hold the rights and obligations in the Paris Basin ORRI Agreement for the benefit of the Seller (or another member of the Seller's Group as designated in writing by the Seller) until such Governmental Approval is received.  Without limiting the generality of the foregoing, for such period:

the Purchaser shall have the unconditional obligation and cause the Company to promptly pay to the Seller or its designate any and all monies received pursuant to the Paris Basin ORRI Agreement;

the Seller shall pay and assume responsibility for all Liabilities attributable to the Paris Basin ORRI Agreement; and

all monies required to be paid pursuant to this Article 9.5 shall be paid within thirty (30) days of receipt or demand as applicable.

SECTION III – REPRESENTATIONS and warranties

Representations and warranties of the Purchaser

The Purchaser represents and warrants to the Seller as follows, as of the date hereof and as of the Closing Date (except for such representations and warranties which are expressly made as of the date hereof or as of the Closing Date and are therefore made on such a date only):

Existence - Incorporation

The Purchaser is a corporate body duly incorporated and validly existing under the laws of France.

Authority and capacity

The Purchaser has full power and authority to enter into this Agreement and any other agreement or document entered into pursuant to this Agreement and to perform the obligations to which it is bound under this Agreement, and has obtained all necessary consents and authorizations to perform this Agreement (subject, prior to Closing, to Article 5). This Agreement, upon execution by the Purchaser, will constitute for the Purchaser a valid and binding agreement enforceable against it in accordance with its terms.

The Purchaser is not insolvent (en état de cessation des paiements), nor subject to any bankruptcy, insolvency, moratorium or similar proceedings under applicable laws.

Absence of violation

The execution and the performance by the Purchaser of this Agreement and any other agreement entered into pursuant to this Agreement shall not constitute a violation of, or a default under, or conflict with any term or provision of the Organizational Documents of the Purchaser or any contract of the Purchaser, the effect of which would impair the ability of the Purchaser to perform its obligations pursuant to this Agreement or to any other agreement entered into pursuant to this Agreement, and there exists at the date hereof no order, writ, injunction, decree, judgment of any legal body to which the Purchaser is a party or by which the Purchaser or any of its properties and assets are bound, the effect of which would impair the ability of the Purchaser to perform its obligations pursuant to this Agreement or to any other agreement entered into pursuant to this Agreement.

Governmental consents

The execution and the performance by the Purchaser of this Agreement and any other agreement entered into pursuant to this Agreement do not and will not require any consent, approval, authorization or order of, action by, filing with or notification to any government, governmental, supranational or trade agency, court or regulatory body, except for that required under mining laws in accordance with Article 5.

Litigation

There are no claims, actions, suits or proceedings pending, or, to the Purchaser's  knowledge, threatened in writing against the Purchaser that would materially impair the Purchaser's ability to perform its obligations under this Agreement or the documents required to be executed and delivered by the Purchaser pursuant to the terms of this Agreement.

Financing

The Purchaser represents and warrants that it has available to it, or secured, all financing as necessary to ensure that all amounts payable or that may become payable pursuant to this Agreement are paid on the date they become due and payable.

Disclosure

The Purchaser does not know of anything which may be a breach of any representation or warranty given in this Article 10.

Representations and warranties of the Seller

The Seller represents and warrants to the Purchaser as follows, as of the date hereof and as of the Closing Date (except for such representations and warranties which are expressly made as of the date hereof or as of the Closing Date and are therefore made on such a date only), subject to the disclosures contained herein and in the Schedules to this Agreement. As a consequence, the Seller shall have no liability for any breach or inaccuracy of any warranty, and no claim for indemnification may be brought against the Seller by the Purchaser on the basis of events, facts or circumstances which are fairly disclosed herein or in any of the Schedules. Any event, fact or circumstance fairly disclosed herein or in one of the Schedules shall be deemed disclosed for all purposes under this Agreement and the Seller's  warranties shall be qualified accordingly.

The Seller

Existence – Incorporation

The Seller is a corporate body duly incorporated and validly existing under the laws of France.

Authority and capacity

The Seller has full power and authority to enter into this Agreement and any other agreement or document entered into pursuant to this Agreement and to perform the obligations to which it is bound under this Agreement, and has obtained all necessary consents and authorizations to perform this Agreement (subject, prior to Closing, to Article 5). This Agreement, upon execution by the Seller, will constitute for the Seller a valid and binding agreement enforceable against it in accordance with its terms.

Absence of violation

The execution and the performance by the Seller of this Agreement and any other agreement entered into pursuant to this Agreement shall not, subject to the obtaining of Hess Oil France's consents as set forth in Article 5.1, constitute a violation of, or a default under, or conflict with any term or provision of the Organizational Documents of the Seller or any contract of the Seller, the effect of which would impair the ability of the Seller to perform its obligations pursuant to this Agreement or to any other agreement entered into pursuant to this Agreement, and there exists at the date hereof no order, writ, injunction, decree, judgment of any legal body to which the Seller is a party or by which the Seller or any of its properties and assets are bound, the effect of which would impair the ability of the Seller to perform its obligations pursuant to this Agreement or to any other agreement entered into pursuant to this Agreement.

Governmental consents

The execution and the performance by the Seller of this Agreement and any other agreement entered into pursuant to this Agreement do not and will not require any consent, approval, authorization or order of, action by, filing with or notification to any government, governmental, supranational or trade agency, court or regulatory body, except for that required under mining laws in accordance with Article 5.

Shares

The Shares represent all of the authorized capital of the Company.  All of the Shares have been validly issued, fully paid up and are, as of the Closing Date,  legally and beneficially owned by the Seller, free and clear of Encumbrances.

On the Closing Date, there shall be no outstanding rights, options to purchase or warrants, or commitments on the part of the Company to issue or sell, shares or securities exchangeable for, reimbursable by or convertible into, shares of the Company.

The Company has not declared, authorized or approved any dividend or other distribution to any shareholder that would have effect or require payment after the Closing Date.

The Company

The Company does not own, and since January 1, 2005, it has not owned, any share or other equity interest in any firm, company, partnership or other entity.  To the Seller's knowledge, the Company has never owned, directly or indirectly, any share or other equity interest in any firm, company, partnership or other entity in respect of which it has any Liability,  including any obligation to contribute to the share capital of such entity or to fund or participate in the payment of its debts.

The Company is duly incorporated and validly existing under the laws of France and has full power and authority to conduct its business as presently conducted.

The Company is not insolvent (en état de cessation des paiements), is able to pay all of its debts as and when they become due and payable and is not subject to insolvency proceedings.    Since the Effective Time, no step has been taken in relation to the Company to wind it up, or to appoint a receiver, trustee, controller or administrator for it or any of its assets, or to seize or take possession of any of its assets, or to make an arrangement, compromise or composition with any of its creditors.

The corporate record books of the Company contain true, correct and complete copies of its Organizational Documents, the minutes of every meeting of its board of directors and every committee thereof and of its shareholders and every written resolution of its directors and shareholders.  The share certificate book, register of shareholders, register of transfers and register of directors and officers are complete and accurate in all material respects.

Except as set forth in Schedule 11.3(e), the Company has not guaranteed any obligations of any other person which guarantee is in effect, and the Company is not party to any shareholder, pooling, voting trust or other similar agreement or right capable (without the consent of the Company) of becoming any of the foregoing relating to the issued and outstanding shares of the Company.

The only business that the Company has conducted since its incorporation is the Business.

Accounts

The Accounts have been prepared in accordance with the Accounting Principles consistently applied by the Company over the three (3) fiscal years ended December 31, 2011. The Accounts as of September 30, 2012 give a true and fair view, in all material respects, of the financial position, assets and liabilities of the Company  as of 30 September 2012 and there has been no material adverse effect on the financial position, assets or liabilities of the Company since that date except for the impact of Permitted Leakage.

Business and Operations

The Company has complied with and is in compliance in all material respects with all applicable Laws in respect of the Assets and the Company.

Since the Effective Time:

the Company has conducted its business and operations only in the usual, ordinary and regular course consistent with past practice;

to the knowledge of the Seller, there has not been any Material Adverse Change; and

except for the transactions set forth in the Hess Agreements, there has not been any sale, lease or transfer of assets, properties or rights of the Company, by the Company, other than in the usual, ordinary and regular course of business consistent in type and amount with past practice, none of which shall be material to the Company individually or in the aggregate or expose the Company to any liability, contingent or otherwise.

Neither the Seller nor the Company has received:

any notice of any outstanding, pending or threatened environmental claims in respect of the Assets or the Operations; or

any notice of any material offences under any environmental Law relating to environmental liabilities in respect of the Assets or the Operations.

All Contracts entered into by the Company are within the authority of the Company and are valid and binding on the Company and, to the knowledge of the Seller, on the other parties to those Contracts.

Except for the Contracts and the Hess Agreements, the Company is not a  party to, nor are any of the Interests bound by:

any agreement requiring payment by the Company of more than $100,000.00 annually or more than $400,000.00 in the aggregate;

any agreement providing for payment to the Company of more than $100,000.00 annually or more than $400,000.00 in the aggregate;

any partnership, joint venture or other similar agreement or arrangement;

any agreement relating to the guarantee, contingently or otherwise, of the obligations or indebtedness of any person; or

any agreement that materially limits the freedom of the Company to compete in any line of business or with any person or in any area.

Neither the Company nor any member of the Seller's Group is in breach of any provision of any of the Hess Agreements.

The Company maintains adequate insurance coverage in accordance with reasonable commercial standards in respect of the Assets and the business and operations of the Business and its employees. Excluding insurance policies that have expired and have been replaced in the ordinary course of business, no material insurance policy held by the Company has been cancelled within the two (2) years prior to the Effective Time.

Real property

Other than the Concessions, the Company does not own any buildings or land.

Schedule 11.6(b) sets forth a complete list of all leases and other agreements pursuant to which the Company occupies  Third Parties' real estate properties (the "Leases"). The Leases have been complied with in all material respects by the lessors.

No  party to any Lease has given the Company written notice of or made a claim with respect to any material breach or material default under such Lease.  The Company has not received any termination notice under the Leases.

Fixed Assets

The Company has good title to, or has the right to use pursuant to valid and enforceable agreements, all material Fixed Assets (other than real property) used in the course of its activities.

All such Fixed Assets are free from any material Encumbrances, other than those Encumbrances granted for the purpose of the financing of the acquisition of the relevant Fixed Asset or which do not materially interfere with the present use of such Fixed Assets.

Mining Title and Production Rights

The Company has no title, rights, liabilities or obligations relating to any concessions other than the Concessions.

The Company has good title to all the Concessions and is the sole legal and beneficial holder of the Mining Titles and the Production Rights.

The Company has not assigned any interest in any of the Mining Titles or Production Rights.

As of the Closing Date, neither any member of the Seller's Group nor other Person owns any interest or right in any of the Concessions or the Production Rights.

Assets

The Company is not subject to any outstanding order, writ, injunction, or decree or claim in respect of the Assets or the Company (including any notice of any claim related to environmental matters), and the Company is not the subject of any investigations or inquiries by any Governmental Authority in respect of Assets or the Company (including inquiries as to the qualification to hold or receive any license, permit, accreditation, certificate, authorisation, approval or registration).

The Contracts are in full force and effect and there exists no default or event of default by the Company, or to the knowledge of the Seller, any other party thereto that, with the giving of notice or the lapse of time would give rise to a right of any other party to terminate thereunder.

There is no agreement, judgment, injunction, order, or decree, binding upon the Company which has or would have the effect of materially restricting, prohibiting or impairing the business of the Company as it is currently carried on.

All Royalties,  rentals and other assessments related to the Assets have been paid over to the proper Governmental  Authority or other person in a timely manner or are fully accrued in the Accounts, as applicable.

Litigation

There are no claims, actions, suits or proceedings pending, or, to the Seller's  knowledge, threatened in writing against the Company.  Other than the processes required by Law to effect the Transaction, there is no action, suit, investigation or proceeding pending against or to the Seller's knowledge threatened against or affecting the Seller or the Company before any court or arbitrator or any Governmental Authority which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Transaction.

Regulatory Approvals

The Company holds all governmental or regulatory health and safety permits and authorizations required for the conduct of its business under the Concessions as presently conducted and that are material to the conduct of its business under the Concessions taken as a whole  ("Regulatory Approvals").  All Regulatory Approvals are in full force and effect.

The Company carries out its activities in compliance in all material respects with the terms of such Regulatory Approvals, the Laws and good operating practice in France, and no written notice has been received by the Company terminating or cancelling or threatening to terminate or cancel, or claiming any violation of any material terms of any Regulatory Approvals which violation has not been remedied in full.

Taxes

Except as set forth in Schedule 11.12(a), the Company has timely filed with all appropriate Governmental Authorities all Tax returns and Tax reports required to be filed at such time and has paid all Taxes shown therein when due.  The Company has given all information it has been required to give for Tax purposes.  Every such Tax return and all such information has been materially correct and has been made or given on a proper basis.  No such Tax return or information is disputed in any material respect by a Governmental Authority administering the Tax concerned.

Except as set forth in Schedule 11.12(b),  the Company is not a  party to any investigation or proceeding by any Governmental Authority for assessment and collection of Taxes.  There is no dispute or demand outstanding between the Company and a Government Agency administering a Tax.

Employees and Employees Benefits

The collective bargaining agreement (convention collective)  in effect on the date hereof within the Company is the collective bargaining agreement for oil industry (convention collective nationale de l'industrie du pétrole).

Schedule 11.13(b) sets out a complete and accurate list of all pension or retirement benefits, profit sharing, stock purchase or stock option plan, company saving plans or employee funds provided by the Company to any of its employees other than those required by laws or the collective bargaining agreement referred to in  Schedule 11.13(b)(ii) (the "Employee Benefits Plan"). The Company is in material compliance with its obligations under such Employee Benefit Plan and has made all required contributions under the Employee Benefit Plan.

Except as set forth in Schedule 11.13(c),  the employment contracts entered into by the Company and currently in force do not provide for any special severance or other material benefits in favour of the employees materially more favourable than the applicable collective bargaining agreement referred to in Schedule 11.13(b)(ii) or applicable laws and regulations.

Except as set forth in Schedule 11.13(d),  the Company complies in all material respects with all legal and regulatory requirements relating to employment law and applicable collective bargaining agreements.

Schedule 11.13(e) sets out a complete and accurate list of all employees of the Company.

Bank accounts

Schedule 11.14 contains a complete and correct list of all bank accounts and safety deposit boxes maintained by the Company.

Disclosure

To the knowledge of the Seller, none of the Information disclosed to the Purchaser through the Seller's written responses to the Purchaser's questions during the due diligence process has been inaccurate or misleading in any material respect, and the Seller does not know of anything which may be, a breach of any warranty given in this Article 11.

The Seller has disclosed or caused to be disclosed to the Purchaser all Information in possession of the Seller's Group or under the reasonable control of any member of the Seller's Group that was requested by the Purchaser.

Indemnification

Indemnification right of the Purchaser

Subject to the provisions of this Agreement, the Seller hereby undertakes to indemnify the Purchaser and the Company (the "Purchaser Indemnitees"), and shall defend and hold each of them harmless, from and against any and all Damages and Liabilities directly imposed upon, incurred or suffered by, any of them in connection with, resulting from or arising out of (i) any material breach or inaccuracy of any representation or warranty of the Seller set forth in Article 11,  or (ii) any material breach of any covenant of the Seller contained in this Agreement.

Indemnification right of the Seller

Subject to the provisions of this Agreement, the Purchaser hereby undertakes to indemnify the Seller, and shall defend and hold it harmless, from and against any and all Damages and Liabilities directly imposed upon, incurred or suffered by, it in connection with, resulting from or arising out of (i) any material breach or inaccuracy of any representation or warranty of the Purchaser set forth in Article 10, or (ii) any material breach of any covenant of the Purchaser contained in this Agreement.

Tax indemnity

The Seller hereby undertakes to indemnify the Purchaser Indemnitees, and shall defend and hold each of them harmless, from and against any and all Damages and Liabilities directly imposed upon, incurred or suffered by a  Purchaser Indemnitee in connection with, resulting from or arising out of any:

income Taxes imposed on any member of the Seller's Group  (including Taxes imposed on the sale of Shares pursuant to this Agreement, but excluding the Taxes to be paid by the Purchaser pursuant to Article 22);

liability of the Company for unpaid Taxes or Royalties related to any period ending on or before the Effective Time; and

any penalties and fines related to the late Tax filings set forth in Schedule 11.12(a).

Specific Indemnities

The Seller hereby undertakes to indemnify the Purchaser Indemnitees, and shall defend and hold each of them harmless, from and against any and all Damages and Liabilities of the Company arising directly from the transfer of the Paris Basin ORRI Agreement in accordance with Article 6.5;

The Seller hereby undertakes to indemnify the Purchaser Indemnitees, and shall defend and hold each of them harmless, from and against any and all Damages and Liabilities of the Company arising directly from the indemnification and guarantee agreement by and between ZaZa Energy France SAS (f/k/a Toreador Energy France SAS) and Lundin International, dated August 6, 20102.  Notwithstanding any other provision of this Agreement, the limitations of liability set out in Articles 15.1 and 15.2 shall not apply to the indemnification obligation of the Seller pursuant to this Article 12.4(b).

Measure of damages

In calculating the amount of payment to be made for any Claim, the amount of any indemnification or other recoveries (including insurance proceeds) received by the Claiming Party (or the Company in the case by a Claim by the Purchaser after Closing or a Claim by the Seller prior to Closing) from any Third Party with respect to such Damages or Liability (net of reasonable recovery costs, including reasonable corresponding legal and other professional fees and expenses on a full indemnity basis) shall be deducted.

In the event that the amount of any deduction referred to in this Article 12.5(a) is determined only after payment by the Indemnifying Party of the amount otherwise required pursuant to this Article 12, the Claiming Party shall repay to the Indemnifying Party promptly after such determination any such payments that the Indemnifying Party would not have had to make pursuant to this Article 12 had such determination been made at or prior to the time of such payment.

The consequences from any Tax reassessment whose effect would merely be a shift of Tax from a fiscal year to another, or that would give rise to a Tax credit or to a right to a deduction or charge, will be within the scope of the indemnity under this Article 12 only to the extent of any penalties or late payment interest incurred by the Company; any increased liability to taxe sur la valeur ajoutée will not be taken into account where such taxe sur la valeur ajoutée can be deducted or recovered from Third Parties.

Any sum payable by an  Indemnifying Party pursuant to a Claim will be reduced by (i) all sums paid or due by Third Parties to the Claiming Party in connection with such Damages or Liabilities, (ii) if the Claim is made by the Purchaser, the amount of any accrual or provision related to such Claim that is included in the Accounts and included in the adjustment to the Purchase Price under Article 4.2, (iii) the amount of any corresponding Tax savings or benefit (including any Tax reduction, credit or loss carry back or carry forward) available to the Claiming Party (or the Company in the case of a Claim by the Purchaser) which, in the case of any Damages or Liabilities are of a type deductible from the taxable results of the Claiming Party (or the Company in the case of a Claim by the Purchaser).

For the purposes of computing the amount of any Damages or Liabilities,  only a loss actually sustained by the Claiming Party shall be taken into account and in no event shall the Indemnifying Party be liable for any unforeseen, indirect, incidental or consequential damages (dommage imprévisible ou indirect). For the avoidance of doubt, no price/earnings or other multiple, discounted cash flows or other valuation methodology which may be implicit in the Purchase Price shall be implied.

If the same facts, events or circumstances give rise to the breach or inaccuracy of more than one warranty, such facts, events or circumstances shall give rise to full single indemnification but shall not give rise to indemnification more than once.

Qualification

Notwithstanding the use of the term "indemnification" herein with respect to the Indemnifying Party's obligations under this Article 12, the Parties hereby agree that any payment paid by a Party under this Article 12 shall be deemed, to the extent possible, to constitute an adjustment to the Purchase Price and agree to treat any such payment as such for all tax, accounting and financial reporting purposes.

Double claims

No Party shall be entitled to recover, directly or through the Company, from the other Party under this Agreement or under any other agreement entered into in connection with this Agreement, more than once in respect of the same Damages or Liabilities.

Remedial action

If a breach of any of the warranties set forth in Article 10 or Article 11 or of any covenants under this Agreement occurs, then, to the extent that any such breach is capable of being remedied, the Indemnifying Party shall be afforded a reasonable opportunity to remedy the subject matter of the breach, which remedy may include the payment by the Indemnifying Party to the Claiming Party and/or the Company of such compensation as shall in any event place the Claiming Party and/or the Company in an equivalent position to that in which they would have been had such breach not occurred. Should any breach not be fully remedied, the Claiming Party shall be entitled to obtain indemnification under this Article 12 for the portion of unremedied breach.  In addition, the Claiming Party shall be entitled to obtain indemnification under this Article 12 for any and all Damages and Liabilities,  with respect to such breach prior to the remedy thereof.

Conduct of Claims

Direct Claims

If  a Party (the "Claiming Party")  has a Claim (on its own behalf or, for the Purchaser, on behalf of the Company)  under this Agreement that does not involve a Third Party Claim,  the Claiming Party agrees to give prompt notice in writing of such Claim to the other Party (the "Indemnifying Party") and in any event no later than 90 days after the Claiming Party has knowledge of the matter giving rise to the Claim. Such notice shall set forth in reasonable detail such Claim,  including the amount thereof (estimated, if necessary), and the basis for indemnification (taking into account the information then available to the Claiming Party). The failure to so notify the Indemnifying Party shall relieve the Indemnifying Party of its obligations to indemnify for such claim.

Any Claim shall (if it has not been previously satisfied, settled or withdrawn) be deemed to be withdrawn six months after the date on which it was notified to the Indemnifying Party unless (a) discussions and negotiations to settle it (i) have been commenced and (ii) are being pursued with reasonable diligence; or (b) an arbitration proceeding has been initiated by a Party in respect of such Claim.

Third Party Claim

The Claiming Party shall give prompt notice in writing to the Indemnifying Party of the assertion of any claim or the commencement of any suit, action or proceeding by any Third Party ("Third Party Claim") in respect of which indemnity may be sought under this Agreement. Such notice shall set forth in reasonable detail such Third Party Claim,  including the amount thereof (estimated, if necessary and if then estimable), and the basis for indemnification (taking into account the information then available to the Claiming Party). The failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent such failure shall have actually prejudiced the Indemnifying Party.

The Claiming Party shall conduct the defense of the Third Party Claim diligently and in good faith using all commercially reasonable means and defenses available to it. No admission of liability (whether express or implied) shall be made by or on behalf of the Claiming Party or, as the case may be, the Company, and no Claim shall be compromised, disposed of or settled without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed.  If any such consent or refusal of consent by the Indemnifying Party is not received by the Claiming Party within ten  (10)  Business Days, or such shorter period to the extent required in the circumstances and explicitly stated in the Third Party Claim notice, after the date on which such consent was requested or required by the Claiming Party, the Indemnifying Party will be deemed to have consented to such compromise, disposal or settlement for the purposes of this Article 13.2(b).

The Indemnifying Party shall be entitled to participate in the defense of any Third Party Claim and, subject to the limitations set forth in this Section 13.2, shall be entitled to control and appoint lead counsel for such defense, in each case at its own expense.

If the Indemnifying Party shall assume the control of the defense of any Third Party Claim in accordance with the provisions of this Section 13.2:

the Indemnifying Party shall obtain the prior written consent of the Claiming Party (which shall not be unreasonably withheld) before entering into any settlement of such Third Party Claim, if the settlement does not expressly unconditionally release the Claiming Party and its Affiliates from all liabilities and obligations with respect to such Third Party Claim or the settlement imposes injunctive or other equitable relief against the Claiming Party or any of its Affiliates;

the Claiming Party shall be entitled, at its own expense, to participate in the defense of any Third Party Claim and to employ separate counsel of its choice for such purpose; and

the Claiming Party shall not enter into any settlement of such Third Party Claim without the prior written consent of the Indemnifying Party (which shall not be unreasonably withheld). In the event that a settlement offer which does not impose on the Claiming Party or the Company any Liabilities or restrictions other than payment obligation is received which the Indemnifying Party, but not the Claiming Party, is willing to accept, the Claiming Party may elect to continue the defense of such Third Party Claim at its own expense, in which case the liability of the Indemnifying Party shall be limited to the lesser of: (A) the Damages calculated as if the Third Party Claim were settled in accordance with the proposed settlement offer; and (B) the Damages actually suffered by the Claiming Party  (including, if the Purchaser is the Claiming Party,  Damages suffered by the Company), taking into account the final determination of the Third Party Claim.

In connection with the defense or prosecution of any Third Party Claim, each Party shall:

cooperate, and cause its respective Affiliates to cooperate, in the defense or prosecution of such claim;

furnish or cause to be furnished such documents, records, information and testimony, grant or cause to be granted access to all reasonably requested witnesses, and attend such conferences, discovery proceedings, hearings, trials or appeals, in each case as may be reasonably requested in connection therewith; and

take all reasonable steps to make available to the other Party, upon written request, its former and current employees, other personnel and agents (whether as witnesses or otherwise) to the extent that such persons may reasonably be required in connection therewith.

Neither the Seller nor the Purchaser will (and each of the Seller and the Purchaser shall cause its respective Affiliates not to) destroy or dispose of any documents, records or information related to the defense or prosecution of any Third Party Claim without first using its reasonable best efforts to notify the other Party of the proposed destruction or disposition and giving the other Party the opportunity to take possession of or copy such documents, records or information prior to such destruction or disposition.

Payments

Any sum payable by the Indemnifying Party to the Claiming Party under Article 12 shall be paid within thirty (30) days following its due date, provided, however, that the Indemnifying Party will not be required to make any payment until the amount in respect of which the Claim has been made is certain, due and payable (or if, by reason of the nature of the Damages and Liabilities, no payment is required to be made by the Claiming Party or, as the case may be, the Company, on the date on which the applicable Damages or Liabilities have become certain).

If the Indemnifying Party pays an amount in discharge of any Claim under this Agreement and the Claiming Party subsequently recovers (whether by payment, discount, credit, relief or otherwise) from a Third Party an amount in respect of the same Damages, the Claiming Party shall promptly pay or cause its Affiliate to pay, as the case may be, to the Indemnifying Party an amount equal to the lesser of the sum recovered from the Third Party and the amount paid by the Indemnifying Party in respect of such Claim.

Limitations of liability

Time limits

Neither Party shall be liable for a Claim made in respect of a breach of any representation, warranty or covenant under this Agreement unless notice of such Claim is notified in writing by the other Party:

in respect of Taxes, within sixty  (60) days after of the expiry of the applicable statute of limitation, and in no event later than January 31, 2016;

in respect of Claims for breach of any of the representations and warranties set out in Articles 11.1(a),  11.1(b),  11.2,  11.3(b) and 11.8,  within sixty  (60) days after of the expiry of the applicable statute of limitation if any; or

in respect of all other matters, within twelve (12) months after the Closing Date.

Minimum and maximum Claims

De minimis

Neither Party shall be liable under this Agreement in respect of any Claim if the amount of any such Claim does not exceed One Hundred Thousand Dollars ($100,000.00).

Deductible

Neither Party shall be liable under this Agreement in respect of any Claim unless and to the extent that the aggregate amount of all Claims for which such Party would otherwise be liable under this Agreement exceeds Four Hundred Thousand ($400,000.00), provided that such amount shall constitute a deductible (franchise) and not a threshold (seuil de déclenchement). For the avoidance of doubt, the Claims in respect of which a Party shall not be liable pursuant to Article 15.2(a) shall not be taken into account for the computation of the deductible.

Cap

The Indemnifying Party's maximum aggregate liability under Article 12 in respect of Damages and Liabilities attributable to a breach or inaccuracy of its representations and warranties or covenants shall be:

the Closing Payment, as adjusted in accordance with this Agreement,for Claims made in respect of Articles 10.1 – 10.3 (inclusive), 11.1(a) – (c) (inclusive), 11.2,  11.3(a) – (e) (inclusive), 11.5(c), and 11.8(b) – (d);

Fifty Million Euros (€50,000,000.00) for Claims made in respect of Article 12.4(b); and

Twenty Million Dollars ($20,000,000.00) for any and all other Claims made under Article 12;

and neither Party shall be required to make any payment in respect of such Claims which, in aggregate, would exceed such cap.

Disclosures

The Seller shall not be liable for any breach or inaccuracy of the representations and warranties set out in Article 11 to the extent that the relevant fact, matter or circumstance which causes the relevant representation or warranty to be breached or inaccurate is disclosed in (a)  this Agreement, including its Schedules; or (b) the Data Room.

Change of law

The Purchaser shall not be entitled to make any Claim in respect of any Damages or Liabilities, or any part thereof, and shall not be indemnified in respect of any such Damages or Liabilities, or any part thereof, arising from or caused by the passing of, or any change (even with a retroactive effect) in, any Law after the date hereof,  including (without prejudice to the generality of the foregoing) any increase in the Tax rates or any imposition of Tax as a direct result of such change in Law.

Action by the Purchaser and/or the Company

The Purchaser shall not be entitled to make a Claim for indemnification under this Agreement to the extent resulting from (a) any action of the Purchaser or the Company taken or made after the Closing Date (including a change in the Accounting Principles), or (b) the failure by the Company to subscribe, on or after the Closing Date, to a new insurance coverage at least as protective as the one existing as of the date hereof.

Mitigation of Loss

Each Party shall procure that all reasonable steps are taken and all reasonable assistance is given to avoid or mitigate any Damages or Liability which in the absence of mitigation might give rise to a liability in respect of any Claim. In particular,  each Party undertakes to claim or cause to be claimed under any applicable insurance policy carried by it or its Affiliate in respect of the Damages or Liability concerned and to seek recovery in accordance with the terms of such insurance policy.

Exclusivity of remedy

The indemnification provided for under Article 12 shall be the exclusive remedy of a Party against the other Party in respect of any breach of the warranties set forth in Article 10 or Article 11, as applicable, or of any breach of a Party's covenants under this Agreement,  and each Party hereby waives any rights to the rescission (nullité) it may have.    Neither the Purchaser nor the Company will have any cause of action or claim against the Seller resulting from its role as the president of the Company except to the extent that such claim is also a Claim that gives rise to a right of indemnification pursuant to Article 12.

Purchaser's  acknowledgments

The Purchaser acknowledges that it is knowledgeable of the oil and gas business and of the usual and customary practices of oil and gas producers, including those in the areas where the Company operates its activities.

The Purchaser further acknowledges that it has, together with its accounting, legal, tax, business and other advisers, carried out an independent and satisfactory due diligence of the Company consisting, inter alia, in reviewing and analyzing (i) the due diligence reports prepared by the Purchaser's advisers, (ii) the documents communicated to the Purchaser and its advisers or made available to them in a virtual data room held in/hosted by Box.com from September 15, 2012 to November 12, 2012 (the "Data Room"), the content of which is included in Schedule 16, asking written and oral questions and analyzing the answers and their related documents, having access to the management of the Company and, more generally, (iii) all documents and information considered by it as necessary and sufficient to enter into this Agreement.

In connection with its investigations of the Company, the Purchaser may have received from the Seller and the Company and/or their respective agents, directors, employees, representatives, auditors and advisers, certain projections, forecasts and/or business plan information. The Purchaser acknowledges that there are uncertainties inherent in attempting to make such projections and other forecasts and plans and that it is familiar with such uncertainties. The Purchaser further acknowledges that neither the Seller nor any of its agents, directors, employees, representatives, auditors or advisers makes any representation or warranty, whether express or implied, as to the accuracy or completeness of the information provided to it, and the Purchaser further confirms that it is taking full responsibility for making its own evaluation of the Company and its current position and future financial and business prospects.

Except for the representations and warranties contained in this Agreement, the Seller does not make any other contractual representation or warranty to the Purchaser, either express or implied, oral or written, of any kind whatsoever with respect to the Shares, the Company (including any implied warranty or representation as to condition, merchantability or suitability as to any of the assets or properties of the Company) or any of the transactions contemplated hereby (including as to the accuracy or completeness of any information provided to the Purchaser or its representatives).

SECTION IV – MISCELLANEOUS PROVISIONS

Confidentiality / Announcements

Confidentiality

Subject to Article 17.2 below, the Parties shall treat as strictly confidential all information received or obtained as a result of entering into or performing this Agreement and the agreements contemplated hereunder relating to (i) the negotiations relating to this Agreement and the agreements contemplated hereunder, and (ii) the existence and subject matter of this Agreement and the agreements contemplated hereunder.

Notwithstanding the provisions of Article 17.1(a), each Party may disclose information which would otherwise be confidential in the event that:

it is required by law or by a court of competent jurisdiction;

it is required by any securities exchange or regulatory or governmental body, whether or not the requirement for the information has the force of law;

the disclosure is made as a normal part of the preparation of the accounts and/or other mandatory reports;

the information has come into the public domain through no fault of that Party;

the other Party has given its prior written consent to the disclosure, such consent not to be unreasonably withheld or delayed.

Announcement

Pending Closing,  the Seller and the Purchaser shall, subject to the requirements of law or any regulatory body or the rules and regulations of any recognized stock exchange, consult together and agree as to the terms of, the timetable for and manner of publication of any announcement which either Party may desire to make regarding this Agreement.

Successors and assigns

This Agreement is personal to the Parties. Accordingly, neither the Purchaser nor the Seller may, without the prior written consent of the other, assign the benefit of all or any of the other's obligations under this Agreement, nor any benefit arising under or out of this Agreement.

Variation

No variation of this Agreement shall be effective unless in writing and signed by or on behalf of each of the Parties.

Payments

Wherever in this Agreement provision is made for payment by one Party to another, such payment (including the Closing Payment)  shall be made in dollars and be effected by crediting by wire transfer and in immediately available funds to the account specified hereunder on or before the due date of payment.

Withholdings and deductions

All sums payable by the Seller or the Purchaser to another Party under this Agreement shall be paid free and clear of all deductions, withholdings set-offs or counter-claims whatsoever save only as may be required by law.

Costs

Each Party shall bear the costs and expenses (including intermediaries' fees) incurred by it in connection with this Agreement and the transactions contemplated herein as well as any Taxes required by law to be paid by such Party, provided that the Purchaser shall bear (and shall hold harmless the Seller from) all stamp, transfer or registration taxes payable in France in respect of this Agreement or the performance thereof or any other document entered into pursuant to this Agreement.

Cooperation

Each of the Parties shall from time-to-time execute such documents and perform such acts and things as any other Party may reasonably require to transfer the Shares to the Purchaser and to give any Party the full benefit of this Agreement.

No recourse against non-Parties

Except as provided in the ZaZa Parent Guarantee, all Claims or causes of action (whether in contract or in tort, or otherwise) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), may be made only against the persons that are expressly identified as Parties hereto. Except as provided in the ZaZa Parent Guarantee, no  person who is not a named Party to this Agreement, including any director, officer, employee, incorporator, member, partner, shareholder, Affiliate, agent, attorney, adviser or representative of any named Party to this Agreement ("Non-Party Affiliates"), shall have any liability (whether in contract, in tort or otherwise, or based upon any theory that seeks to impose liability of a Party against its owners or affiliates) for any obligations or liabilities arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of this Agreement or its negotiation or execution; and each Party hereto waives and releases all such liabilities, claims and obligations against any such Non-Party Affiliates.  Non-Party Affiliates are expressly intended as Third Party beneficiaries of this provision of this Agreement.

No individual who, in his/her capacity as agent, legal representative or otherwise, signs this Agreement or any agreement, certificate or other document in relation therewith on behalf of any Party hereto (a "Non-Party Individuals") shall have any liability (whether in contract, in tort or otherwise) for any obligations or liabilities arising under, in connection with or related to this Agreement or any agreement, certificate or other document in relation therewith, or for any claim based on, in respect of, or by reason of this Agreement or any agreement, certificate or other document in relation therewith, or their negotiation or execution; and each Party hereto waives and releases all such liabilities, claims and obligations against any such Non-Party Individual.  Non-Party Individuals are expressly intended as Third Party beneficiaries of this provision of this Agreement.

Notices

Any demand, notice or communication under this Agreement shall be in writing and delivered by hand with acknowledgement of receipt, sent by registered post with acknowledgement of receipt, by e-mail (provided that in respect of e-mail transmission the recipient shall have acknowledged receipt of such e-mail transmission), by facsimile transmission (provided that in respect of facsimile transmission the recipient has not notified the sender within 24 hours that all or part of the document is illegible) or notified by a bailiff (huissier de justice) or by any means provided that the acknowledgment of receipt can be proved:

in the case of the Purchaser, to:

Vermilion REP SAS

attention: President

Route de Pontenx lieu dit «  Le Pioulas  »

40161 Parentis en Born

e-mail: gschut@vermilionenergy.com

fax: +33.558.82.95.82

with a copy to:

Vermilion Energy Inc.

Attention: Executive Vice President, Business Development

Suite 3500, 520 3rd Avenue S.W.

Calgary, Alberta

fax: +1.403.231.1778

in the case of the Seller, to:

ZaZa Energy Corporation

Attention: Patrick A. Dunn

1301 McKinney St., Suite 3000

Houston,  Texas 77010

e-mail: patrick.dunn@zazaenergy.com

fax: +1.713.595.1919

With a copy to:

ZaZa France SAS

Attention: Tony Vermeire

5, rue Scribe 75009 Paris

e-mail: tony.vermeire@zazaenergy.com

fax: +33.1.47.03.37.71

Any such demand, notice or communication shall be deemed to have been served as follows:

if delivered by hand, on the date of delivery to the recipient (as evidenced by the acknowledgment of receipt);

if sent by registered post with the acknowledgment of receipt, on the date of delivery to the recipient (as evidenced by the acknowledgment of receipt);

if sent by e-mail, on the date of the acknowledgment by the recipient of such e-mail transmission;

if sent by facsimile transmission, on the date of the transmission (unless the recipient has notified the sender within 24 hours that all or part of the document is illegible).

Invalidity

If any term or provision in this Agreement is held to be illegal or unenforceable, in whole or in part, under any enactment or rule of law, such term or provision or part shall to that extent be deemed not to form part of this Agreement but the enforceability of the remainder of this Agreement shall not be affected. The Parties shall amend any invalid or unenforceable term or provision to the extent reasonably required to make such provision valid or enforceable.

Governing Law and arbitration

This Agreement is governed by and shall be construed in accordance with French law.

All disputes, controversies or claims arising out of or in connection with the existence, validity, interpretation or performance of this agreement shall be finally settled, with no possibility to appeal, under the Rules of Arbitration of the International Chamber of Commerce, by (a) one (1) arbitrator agreed upon by the Parties in the case of a dispute, controversy or claim valued at less than $1,500,000, or (b) three (3) arbitrators (one (1) arbitrator shall be appointed by the Seller, the second arbitrator shall be appointed by the Purchaser and the third arbitrator shall be appointed by these two arbitrators) in the case of a dispute, controversy or claim valued at $1,500,000 or more. The place of arbitration shall be Paris,  France and the proceedings shall be carried out in the English language.

Signed in Houston, Texas, USA
On November 13, 2012
In two (2) originals

ZaZa France SAS _____________________________________ By: Tony Vermeire Title: President	Vermilion REP SAS _____________________________________ By: John Donovan Duly authorised

Schedule 4.2

Closing Statement

The Closing Statement shall be drawn up in accordance with the Accounting Principles and the provisions of the second paragraph of Article 3 and Article 4.2 of the Agreement.

The Closing Statement shall be expressed in dollars. Amounts in other currencies shall be translated into dollars at the spot exchange rate of the European Central Bank (available on www.ecb.int) around 2:15 pm (ECB time) on the Business Day prior to the Closing Date.

Preparation

As soon as practicable following the Closing, and no later than sixty  (60) calendar days following the Closing, the Purchaser shall review the Pre-Closing Notice and provide written notice to the Seller setting out all adjustments to the General and Administrative Expenses Adjustment, the Leakage Adjustment, the Working Capital Adjustment and the Obsolete Inventory Adjustment required based upon any understatement or overstatement of the relevant amounts set forth in the Pre-Closing Notice (the "Draft Closing Statement").  The Seller shall cooperate reasonably in the preparation of the Draft Closing Statement. In order to enable the Purchaser to prepare the Draft Closing Statement, the Seller shall grant the Purchaser and its accountants access to any books, records or other documents that are within the possession or control of any member of the Seller's Group which are reasonably required for the preparation of the Draft Closing Statement. The Seller agrees to direct the managers and employees of the Seller's Group to provide reasonable assistance to the Purchaser and its accountants to undertake the matters contemplated by this paragraph.

Within thirty (30) calendar days of receipt by the Seller of the Draft Closing Statement, the Seller may deliver a disagreement notice (the "Seller's Disagreement Notice") to the Purchaser stating that the Draft Closing Statement does not comply with the provisions of article 1  of this Schedule and shall attach a schedule of those items in respect of which it disagrees with the Draft Closing Statement together with the reasons for the disagreement in reasonable detail and a revised Draft Closing Statement (the "Revised Draft Closing Statement").

If a Seller's Disagreement Notice and a Revised Draft Closing Statement have not been served by the Seller within the thirty (30) calendar day period referred to in article 2.2, the Seller shall be deemed to agree to the Draft Closing Statement and the Draft Closing Statement shall become the Closing Statement and shall be final and binding on the Parties for all purposes.

If a Seller's Disagreement Notice and a Revised Draft Closing Statement have been served by the Seller within the thirty (30) calendar day period, the Seller and the Purchaser shall attempt in good faith to reach agreement in respect thereof within a twenty-day (20) period from receipt by the Purchaser of the Seller's Disagreement Notice and Revised Draft Closing Statement and if they are unable to do so within such time period then the Closing Statement shall be referred to the Expert Accountant at the request of either Party.

Expert Accountant

Except to the extent that the Purchaser and the Seller agree otherwise, the Expert Accountant shall determine its own procedure but:

shall determine items in dispute;

shall apply the principles set out in article 1;

the procedure of the Expert Accountant shall:

give the Parties a reasonable opportunity to make written and oral representations to it;

require that the Parties supply each other with a copy of any written representations at the same time as they are made to the Expert Accountant;

permit each Party to be present while oral submissions are being made by any other Party; and

more generally, comply with the principe du contradictoire at all times.

In view of the determination pursuant to article 3.1.1, the Expert Accountant shall prepare and deliver to each Party a preliminary report no later than thirty (30) calendar days from its appointment. The Purchaser and the Seller shall have the opportunity to comment to the Expert Accountant on the preliminary report within fourteen (14) days from the date of such preliminary report (and such comments shall be communicated forthwith to the other Party). Any adjustment pursuant to article 3.1.1 shall be finally determined by the Expert Accountant in a final report within sixty (60) days of its appointment.

The preliminary and the final report shall (i) be made in writing and made available for collection by the Purchaser and the Seller at the offices of the Expert Accountant at such time as the Expert Accountant shall determine (having regard to the time constraints mentioned above) and (ii) unless otherwise agreed by the Purchaser and the Seller, include reasons for each relevant determination.

The Expert Accountant shall act as a "tiers arbitre" in accordance with article 1592 of the French Civil Code and its determination of any matter falling within its jurisdiction shall be final and binding on the Parties save in the event of fraud, bias or manifest error (erreur grossière). In particular, its determination shall be deemed to be incorporated into the Draft Closing Statement (or the Revised Draft Closing Statement, as the case may be), which, as adjusted, shall then be final and binding on the Seller and the Purchaser as aforesaid.

The Purchaser and the Seller shall co-operate with the Expert Accountant and comply with its reasonable requests made in connection with the carrying out of its duties under this Agreement. In particular, without limitation, the Purchaser shall, and shall cause the Company to, keep up to date and make available to the Seller, the Seller's accountants and the Expert Accountant the Company's books and records, management accounts, reporting documents as well as any other documents relating to the Company (including, for the avoidance of doubt, the consolidated financial statements of the Company or its mother company as at December 31, 2012, as the case may be) during the period from the appointment of the Expert Accountant until the completion of the final report of the Expert Accountant, which are relevant to the matters in dispute. The Purchaser agrees to make available the services of the Company's managers (dirigeants) and employees to assist the Seller, its accountants and the Expert Accountant as reasonably required in relation to the matters contemplated by this paragraph.

The Purchaser and the Seller shall, and shall procure that their accountants and other advisers shall, and shall instruct the Expert Accountant to, keep all information and documents provided to them pursuant to this article 3 confidential and shall not use the same for any purpose, except for disclosure or use in connection with the preparation of the Closing Statement, the proceedings of the Expert Accountant or another matter arising out of this Agreement or in defending any claim or argument or alleged claim or argument relating to this Agreement or its subject matter.

The fees of the Expert Accountant shall be paid as to half by the Seller and also half by the Purchaser.